November 21, 2011

VIA EDGAR
Julie F. Rizzo, Attorney- Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp. Registration Statement on Form S-1 Filed October 13, 2011 File No. 333-177280

Dear Ms. Rizzo:

Chart Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 9, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 13, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via hand delivery to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.
We note phrases, such as “strong foundation,” “successful business combination,” “well positioned,” “unique insight,” “extensive corporate experience,” “leading providers,” and “significant experience” used to describe your officers and directors and their experience throughout the prospectus. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

The Company notes the Staff’s comment and in response has deleted marketing language from the Registration Statement.

2.
We note your disclosure throughout the prospectus that your sponsor will have founder shares equal to 20% of the issued and outstanding shares after the offering and the expiration of the underwriters' overallotment option. Please revise throughout the prospectus to disclose the percentage of issued and outstanding shares your sponsor will have after the offering and the expiration of the underwriters' overallotment option that includes the placement shares and the percentage of issued and outstanding shares your sponsor and Cowen Overseas will have after the offering and the expiration of the underwriters' overallotment option that includes the placement shares.

The Company has revised the Registration Statement throughout to clarify that after giving effect to the private placement of founder shares and placement units, consisting of placement shares, our sponsor will own 21.58% and Cowen Overseas will own 1.35% of the outstanding common stock following offering (assuming that no purchases are made in the offering or the public market).  The Company believes that it would not be correct to specifically provide the aggregate percentage of shares owned by the sponsor and Cowen Overseas, because (i) there is no agreement between the two parties to act in unison after the completion of the offering and (ii) there is no reason why the two parties would act together on any specific question.  The Company respectfully points out to the Staff that the disclosure provided would allow any potential investor to determine the aggregate amount held by the sponsor and Cowen Overseas, should that be desired.

Registration Statement Cover Page

3.	Please revise footnote (1) to the Calculation of Registration Fee table to specify the provision of Rule 457 of the Securities Act relied upon.

The Company has revised the Registration Statement to specify that it relied upon Rule 457 (o) of the Securities Act.

Prospectus Cover Page

4.
We note your disclosure in the fifth paragraph that the units "will be quoted" on the OTCBB on or promptly after the date of the prospectus. Please revise here and elsewhere throughout the prospectus with respect to the units, common stock and warrants, as applicable, to clarify that you anticipate that the units, common stock and warrants will be quoted on the OTCBB or advice.

The Company has revised its disclosure throughout the Registration Statement to state that it anticipates the units, common stock and warrants will be quoted on the OTCBB.

5.
We note your disclosure in the last sentence of the fifth paragraph. Please revise your disclosure throughout for consistency as to whether you may decide to cease separate trading of the units on the OTCBB. Additionally, please advise as to the circumstances you would decide to do so.

The Company has revised its disclosure throughout the Registration Statement to state that the units will continue separate trading on the OTCBB.

Summary, page 1

6.
We note your disclosure in the second sentence of the first paragraph of this section. Please advise as to what information is contained in the registration statement that is not in the prospectus such that investors should read the registration statement along with the prospectus in full.

The Company notes the Staff’s comment and has deleted reference to the registration statement on page 1.

General. page 1

7.
Please revise the first paragraph of this section to state that you have no revenues to date and that you will not generate revenues, at the earliest, until after the consummation of a business combination.

The Company has revised its disclosure on page 1 to respond to the Staff’s comment to indicate that the Company will not generate operating revenue until the initial business combination has been consummated, The Company respectfully confirms to the Staff that the Company expects to generate revenue in the form of interest on the amount in the trust account prior to its initial business combination.

8.	Please revise this section to add balancing language that your management team's global network and investing and operating experience are not a guarantee of a successful initial business combination.

The Company has revised its disclosure to add balancing language.

9.
Please also revise this section to disclose that your management team is not required to devote any significant amount of time to your business and that they are concurrently involved with other businesses.

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

10.
Please also disclose the fact that there is no guarantee that current officers and directors will continue their respective roles, or any other for that matter, after the business combination, and their expertise may be of benefit to you only until the business combination is completed.

The Company has revised its disclosure to respond to the Staff’s comment.

11.
We note your disclosure in the first full paragraph on page 2 that you will acquire 50% or more of the outstanding voting securities or assets of the target and that you will own a majority interest in the target. However, 50% ownership does not appear to constitute majority ownership. Please revise throughout your prospectus or advise.

The Company has revised its disclosure on page 2 and throughout the Registration Statement to respond to the Staff’s comment.

12.
We also note your disclosure that you will not enter into any business combination if you would otherwise be required to register as an investment company under the Investment Company Act. Please revise to provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy this condition. Please also revise the prospectus throughout accordingly.

The Company has revised its disclosure to respond to the Staff’s comment.

The Offering. page 5

13.	We note your disclosure in the second to last sentence of footnote (2) on page 6. We were unable to find similar language in the Securities Purchase Agreement filed as Exhibit 10.4. Please advise.

The Company advises the Staff that Section 5.1 of the Securities Purchase Agreement references the Insider Letter to be executed by the sponsor, directors and officers of the Company and Cowen Overseas, and that such Insider Letter will include the language referenced in footnote (2) on page 6.

Transfer restrictions on founder shares. page 9

14.
We note your disclosure that your sponsor has agreed not to transfer, assign or sell its founder shares “(except to permitted transferees, as described in this prospectus).” We also note, for example, the use of language “subject to certain limited exceptions” with respect to the placement warrants elsewhere in the prospectus. Please revise throughout the prospectus to ensure that these exceptions and any similar disclosure of this type are discussed and provide cross-references to those sections of the prospectus as appropriate. Please also advise with respect to the founder shares if the Insider Letter referred to in Exhibit 10.4 will be filed as an exhibit to the registration statement as it appears that it will set forth restrictions on the sale, transfer, pledge, hypothecate or disposal of the founder shares and what “limited circumstances” with respect to the placement units are referred to in Section 8.2 of Exhibits 10.6 and 10.7 and whether these circumstances are disclosed in the prospectus.

The Company has revised its disclosure throughout the prospectus to provide the cross reference to Section “Principal Stockholders- Transfers of Founder Shares and Placement Units” which describes the limited circumstances under which holders may make transfers of the founder shares and placement units and their component parts during the lock-up periods.  The Company hereby advises the Staff that the form of Insider Letter has been filed as exhibit No. 10.3 to Amendment No. 1 and contains disclosure regarding the limited circumstances under which holders may make transfers of placement units and their component securities.

Proceeds to be held in trust account. page 10

15.
We note your disclosure in the last paragraph on page 11 that your management may resolve to liquidate the trust account and stop pursuing the completion of a business combination prior to the 21 month period expiring. Please revise your disclosure here and elsewhere as applicable to discuss in what circumstances management may take this action.

The Company has revised its disclosure throughout the Registration Statement to state that management may cease to pursue a business combination prior to the expiration of the 21 month period and commence liquidation of the trust account, if they determine in their business judgment that it is unlikely that we would be able to consummate a business combination in the remaining time.

Redemption rights for public stockholders upon consummation of our initial business combination. page 15

16.
We note your disclosure in the last sentence regarding when you sponsor and Cowen Overseas will waive their redemption rights with respect to the placement shares. Please advise whether they will have any rights to the funds released from the trust account upon the expiration or termination of any tender offer that is not withdrawn or upon your liquidation prior to the expiration of the 21 month period.

The Company has revised its disclosure and hereby advises the Staff that neither the sponsor nor Cowen Overseas will have any right with respect to their founder shares or private placement shares to funds released from the trust account upon the expiration or termination of an unwithdrawn tender offer or upon the Company’s liquidation prior to the expiration of the 21 month period. As disclosed throughout the prospectus, the sponsor, the Company’s officers and directors and Cowen Overseas will have the right to redemption rights with respect to public shares purchased in the offering or in the open market if the Company is unable to consummate its initial business combination or is dissolved prior to the consummation of its initial business combination.

Redemption of public shares and distribution and liquidation if no initial business combination. page 19

17.
Please revise this section and any other section in the prospectus as applicable to include any estimates of the amount of working capital, taxes and dissolution expenses that will be payable out of the interest to be released to you from the trust account or advise.

The Company advises the Staff that there is disclosure on page 67 of the Registration Statement regarding its estimates of the amounts of working capital, taxes and dissolution expenses that will be payable out of the interest to be released to it from the trust account.

Risk Factors. page 23

If third parties bring claims against us. page 31

18.
We note your disclosure that "Messrs. Wright and Brady ... have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount in the trust account to below $10.06 per share." Please revise to state if you have a written agreement with Messrs. Wright and Brady and, if so, file it as an exhibit to your registration statement.

The Company has revised its disclosure to state that pursuant to an Insider Letter with the Company, Messrs. Wright and Brady will indemnify the trust account.

Use of Proceeds. page 57

19.
See the line items, Held in trust account and Percentage of public offering proceeds held in trust. Please expand to include additional disclosure as to how you computed these amounts and percentages. In this regard, disclose the actual amount and/or percentage of the gross proceeds from the IPO units, and separately for the private placement units, to be deposited into the trust account maintained by Continental Stock Transfer & Trust Company, the trustee.

The Company has revised its disclosure in the footnote to the Use of Proceeds table to clarify that all of the proceeds of the private placement and a portion of the proceeds of the offering will be placed in the trust account.

20.	See note (5) to the table. Please expand to explain the meaning of a "no shop" provision, similar to that disclosed in the sixth paragraph in the Liquidity and Capital Resources section of your MD&A.

The Company has revised its disclosure in response to the Staff’s comment.

21.
We note your disclosure in the fifth paragraph on page 59 that the loan totaling $175,000 from your sponsor is to be repaid out of the proceeds from this offering. However, we are unable to locate this amount in the Use of Proceeds section on page 57. Please revise or advise.

The Company notes the Staff’s comment and advises the Company that the loan from our sponsor was an advance that was used to prepay certain of the offering expenses which are already included in the use of proceeds table.  As such it would not be accurate to include the promissory note in the table and we have included an explanation of the use of proceeds of the promissory note in the footnotes to the table.

Dilution, page 63

22.
See the table on page 64 that presents the computations of the numerator and denominator. Assuming the dilution computation is presented as of the balance sheet date of August 9, 2011, please tell us the purpose of including the numerator line items Offering costs incurred in advance and excluded from net tangible book value before this offering, which appears to represent the intangible asset of deferred offering costs. Please confirm that this intangible asset of $43,499 was not reflected in the computation of pro forma net tangible book value after this offering of $1.35 per share; or alternatively, please revise to exclude these intangible costs from the pro forma computation.

The $43,499 represents deferred offering costs and accrued offering costs in the Company’s actual balance sheet as of August 9, 2011 (note: the Company’s net tangible book value before the offering of negative $18,932 is comprised of cash ($200,000) less accrued offering costs ($43,499) less accounts payable ($433) less notes payable ($175,000)).   The $43,499  is included in the offering expenses deducted from the gross proceeds to arrive at the line item denoted as “Net Proceeds from this Offering and Sale of Placement Units” ($101,400,000).  It is added back because the liability (accrued offering costs) would be satisfied in connection with the consummation of the offering.  We confirm that the asset of $43,499 is not reflected in the computation of pro forma net tangible book value after this offering of $1.35 per share.

23.
We note disclosure in the filing that, in no event will you redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001 and that such amount is the basis for computation of the numerator. Please expand your disclosure to describe how you arrived at the $93,299,566 of proceeds held in the trust account which may be redeemed for cash. Please disclose in this section the formula used in arriving at the number of IPO common shares subject to redemption.

The Company has revised its disclosure in response to the Staff’s comment.

Proposed Business, page 71

Competitive Strengths: Prior Public Company Experience, page 73

24.
Please revise this section to provide balancing language that Mr. Wright's experience at PanAmSat as discussed in the fifth sentence of this paragraph is not a guarantee of the same results with respect to any business combination you may consummate.

The Company has revised its disclosure to add balancing language in response to the Staff’s comment.

Acquisition Sourcing Expertise and Extensive Industry Contacts, page 73

25.
Please provide support for your belief that you will have a "steady flow of proprietary referrals or referrals where a limited group of investors may be invited to participate" or delete this statement. Additionally, please similarly provide us with support for your expectation that you will receive "a number of proprietary deal flow opportunities that would not otherwise necessarily be available to [you]" on page 75 or delete this statement.

The Company has deleted these sentences in response to the Staff’s comment.

26.	Please revise to explain what you mean that you will use the network of contacts "to grow assets under management, client mandates or deposited capital as [you] grow the acquired platform."

The Company has deleted this sentence in response to the Staff’s comment.

Effecting our initial business combination: Redemption of public shares and liquidation if no initial business combination. page 82

27.
We note that the first sentence of the last paragraph of this section appears to conflict with your disclosure elsewhere that funds from the trust account can be released upon the expiration or termination of a tender offer or liquidation by management prior to the expiration of the 21 month period. Please revise for consistency or advise.

The Company has revised its disclosure in response to the Staff’s comments to state that management may cease to pursue a business combination prior to the expiration of the 21 month period and commence liquidation of the trust account, if for example, the directors determine in their business judgment that it is unlikely that the Company would be able to consummate a business combination prior to the expiration of the 21 month period.

Management. page 97

28.
Please revise this section to remove marketing language in discussing the business experience of your directors and officers or advise. We note, for example, "reputation for high standards and results," "integral driver," "most complicated," "successful entrepreneur," "increased revenue, improved profits" and "influential industry leaders."

The Company notes the Staff’s comment and has deleted marketing language from the Registration Statement.

Conflicts of Interest. page 101

29.
Please revise your disclosure to clarify whether you have a written agreement with your officers and directors regarding their agreement to refrain from becoming involved in any blank check company until you have entered into a definitive agreement for your initial business combination or failed to complete your initial business combination within 21 months from the date of the prospectus. If so, please advise whether this agreement will be filed as an exhibit to your registration statement.

The Company has revised its disclosure on page 105 to clarify that pursuant to the Insider Letter, the form of which is being filed with Amendment No. 1, the officers and directors will agree to refrain from becoming involved in any blank check company until the Company has entered into a definitive agreement with respect to the initial business combination or failed to complete the initial business combination.

Prospectus Back Cover Page

30.	Please revise your filing so that the financial statements are included in the prospectus prior to the back cover page of the prospectus.

The Company has revised the prospectus so that the financial statements are included prior to the back cover page of the prospectus.

Age of Financial Statements

31.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Company notes the Staff’s comment.

Part II

Item 17. Undertakings. page II-4

32.	Please delete Rule 415 undertakings or advise us why you have included them.

The Company has revised the Registration Statement in response to the Staff’s comment.

Exhibit 10.5

33.	Please advise why paragraph 11 of the promissory note is limited to the proceeds of the sale of the warrants issued in the private placement as opposed to the units issued in the private placement.

The Company advises the Staff that this was a typographical error and the Company has re-filed the corrected exhibit.

Exhibit 23.1

34.	Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Company notes the Staff’s comment and has included a consent of the accountants with this Amendment No. 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note the Staff’s comment and have revised the trust agreement accordingly.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours, /s/ Christopher D. Brady

cc:           Ellenoff Grossman & Schole LLP
           DLA Piper LLP
           Cowen and Company